SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

Chromocell Therapeutics Corporation

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

171126105

(CUSIP Number)

February 21, 2024

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 171126105	13G	Page 2 of 8 Pages

1.	NAMES OF REPORTING PERSONS AME Equities LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION North Carolina, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 369,177
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 369,177
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 369,177
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.4% (1)
12.	TYPE OF REPORTING PERSON (see instructions) OO

(1) The percentage set forth in row (11) is based on 5,767,525 shares of the issuer’s common stock, par value $0.0001 per share (“Common Stock”), outstanding as of February 21, 2024 following the issuer’s initial public offering of Common Stock, as disclosed in the prospectus, dated February 15, 2024, filed by the issuer pursuant to Rule 424 of the Securities Act of 1933, as amended, with the U.S. Securities and Exchange Commission on February 20, 2024.

CUSIP No. 171126105	13G	Page 3 of 8 Pages

1.	NAMES OF REPORTING PERSONS Ruth Friedman
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 369,177
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 369,177
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 369,177
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.4% (1)
12.	TYPE OF REPORTING PERSON (see instructions) IN

(1) The percentage set forth in row (11) is based on 5,767,525 shares of the issuer’s common stock, par value $0.0001 per share (“Common Stock”), outstanding as of February 21, 2024 following the issuer’s initial public offering of Common Stock, as disclosed in the prospectus, dated February 15, 2024, filed by the issuer pursuant to Rule 424 of the Securities Act of 1933, as amended, with the U.S. Securities and Exchange Commission on February 20, 2024.

CUSIP No. 171126105	13G	Page 4 of 8 Pages

Item 1

(a)   Name of Issuer:

Chromocell Therapeutics Corporation (the “Issuer”)

(b)  Address of Issuer’s Principal Executive Offices:

4400 Route 9 South, Suite 1000

Freehold, New Jersey 07728

Item 2(a). Names of Persons Filing:

This Statement on Schedule 13G (the “Schedule 13G”) is filed by:

(i)	AME Equities LLC, a North Carolina limited liability company (“AME”); and

(ii)	Ruth Friedman (“Ms. Friedman”).

The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons”. Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit 1, pursuant to which they have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Act.

The filing of this Schedule 13G should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of the securities reported herein.

Item 2(b). Address of Principal Business Office or, if none, Residence:

The principal business address of each of the Reporting Persons is 3012 Luke Crossing Drive, Charlotte, NC 28226.

Item 2(c). Citizenship:

Motif is a North Carolina limited liability company. Ms. Friedman is a citizen of the United States.

Item 2(d). Title of Class of Securities:

Common stock, par value $0.0001 per share, of the Issuer (the “Common Stock”).

Item 2(e). CUSIP Number: 171126105

CUSIP No. 171126105	13G	Page 5 of 8 Pages

Item 3. If This Statement is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

Not applicable.

Item 4. Ownership.

The information required by this item with respect to each Reporting Person is set forth in Rows 5 through 9 and 11 of the cover page to this Schedule 13G and is incorporated herein by reference for each such Reporting Person. The ownership percentages reported are based on (i) 5,767,525 shares of Common Stock, outstanding as of February 21, 2024, (ii) 351,163 shares of Common Stock held by AME prior to the consummation of the Issuer’s initial public offering (the “IPO”), and (iii) 18,014 shares of Common Stock issued to AME upon conversion of certain senior secured convertible notes in connection with the consummation of the IPO.

Consequently, AME is the beneficial owner of 369,177 shares of Common Stock (the “Shares”). Ms. Friedman, as the manager of AME, has shared power to vote and/or dispose of the Shares beneficially owned by AME. Ms. Friedman does not directly own the Shares.  By reason of the provisions of Rule 13d-3 of the Act, Ms. Friedman may be deemed to beneficially own the Shares beneficially owned by AME.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

CUSIP No. 171126105	13G	Page 6 of 8 Pages

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

By signing below each of the Reporting Persons certify that, to the best of each of their knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a–11.

CUSIP No. 171126105	13G	Page 7 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 1, 2024	AME EQUITIES LLC

By: /s/ Ruth Friedman
Name: Ruth Friedman
Title: Manager

/s/ Ruth Friedman
Name: Ruth Friedman

CUSIP No. 171126105	13G	Page 8 of 8 Pages

EXHIBIT 1

JOINT FILING AGREEMENT

PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate. The undersigned hereby further agree that this Joint Filing Agreement may be executed in any number of counterparts, each of which when so executed shall be deemed to be an original, but all of which counterparts shall together constitute one and the same instrument.

Date: March 1, 2024	AME EQUITIES LLC
By: /s/ Ruth Friedman
Name: Ruth Friedman
Title: Manager

/s/ Ruth Friedman
Name: Ruth Friedman